Exhibit 99.1

eXECUTION COPY

debt purchase and SETTLEMENT AGREEMENT

5 JULY 2013

between

DEUTSCHE BANK NEDERLAND N.V.

as Lender

ADVENTURE TWO S.A.

ADVENTURE THREE S.A.

ADVENTURE SEVEN S.A.

ADVENTURE ELEVEN S.A.

as Borrowers

FREESEAS INC.

as Parent and Guarantor

HANOVER HOLDINGS I, LLC

as Investor

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THIS DEBT PURCHASE AND SETTLEMENT AGREEMENT is dated 5 July 2013 and made between:

(1)	DEUTSCHE BANK NEDERLAND N.V., a public company with limited liability (naamloze vennootschap), incorporated under the laws of the Netherlands, having its corporate seat (statutaire zetel) in Amsterdam, the Netherlands (the Lender);

(2)	ADVENTURE TWO S.A., a company incorporated under the laws of the Marshall Islands;

(3)	ADVENTURE THREE S.A., a company incorporated under the laws of the Marshall Islands;

(4)	ADVENTURE SEVEN S.A., a company incorporated under the laws of the Marshall Islands;

(5)	ADVENTURE ELEVEN S.A., a company incorporated under the laws of Liberia;

(6)	FREESEAS INC., a company incorporated under the laws of the Marshall Islands (the Parent and the Guarantor); and

(7)	HANOVER HOLDINGS I, LLC (the Investor).

Parties (2) – (6) are each an Obligor and together the Obligors.

WHEREAS

(A)	The Lender has entered into a Facility Agreement with the Obligors pursuant to which the Obligors currently owe the Lender USD 30,158,205.28, which amount includes a restructuring fee of $200,000 which will become due and payable if the Purchase Price is not paid (the Total Debt).

(B)	Pursuant to the Facility Agreement, Parent has provided Lender with a guarantee of payment, as a principal obligor, in the event that Obligors fail to pay any amounts when due under the Facility Agreement. On or prior to the date of this Agreement, the Lender has made a direct claim against the Parent for the Purchased Debt Amount, and Parent is in default of its obligation to pay such amount to the Lender.

(C)	The Obligors have failed to make required repayments under the Facility Agreement in the months of January through May 2013 in a total amount of USD 183,000 (Default), which amount is hereby confirmed by the Lender.

(D)	The Investor desires to purchase, and the Lender desires to sell, each of (i) that portion of the Parent’s Total Debt equal to USD 10,500,000 (Purchased Debt Amount) and (ii) each of the documents, agreements, bills and/or other instruments (whether now existing or hereafter arising) which evidence, create and/or give rise to or affect in any material way such Purchased Debt Amount of the Total Debt, including, without limitation, any distributions made by the Parent in respect of such Purchased Debt Amount of the Total Debt (all of the foregoing, collectively, the Purchased Debt).

(E)	Promptly after the date hereof, the Investor shall file an action (Action) against the Parent in a U.S federal or state court of competent jurisdiction (Court) for collection of the Purchased Debt. Promptly after the Action is commenced, the Investor shall seek to settle the Action on terms acceptable to the Investor by exchanging the Purchased Debt into equity of the Parent, and, by appropriate motion or other pleading, shall seek approval from the Court of such settlement (Court Approval).

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(F)	During the term of this Agreement, the Lender is willing to postpone the exercise of its rights under the Facility Agreement and Security Documents.

(G)	The Lender is, pursuant to the terms of this Agreement, willing to discharge the outstanding liabilities under the Facility Agreement (being the portion of the Total Debt not sold and assigned pursuant to this Agreement) (the Remaining Debt) and release its collateral provided under the Security Documents against receipt of the Purchase Price pursuant to the terms of this Agreement.

IT IS HEREBY AGREED as follows:

1.	Definitions and Interpretation

In this Agreement:

Common Stock means the shares of common stock in the Parent;

Dutch Civil Code means the Dutch Civil Code (Burgerlijk Wetboek);

Eligible Market means either the New York Stock Exchange, NYSE MKT, NASDAQ Global Select Market, the NASDAQ Global Market, or the Over the Counter Bulletin Board;

Effective Date means the date on which the Lender has received full payment of the Purchase Price, which date will in any event be no later than 135 Trading Days as of the date of this Agreement, which date can be extended at the discretion of the Lender;

Facility Agreement means the USD 27,000,000 rollover loan agreement dated 9 April 2008, as supplemented and/or amended by a USD 66,725,000 credit agreement dated 12 Augusts 2008, as amended and restated by way of an amendment and restatement agreement dated 1 September 2009, as amended and restated by way of an amendment and restatement agreement dated 1 December 2009 and as further amended and restated by way of an amendment and restatement agreement dated 7 September 2012;

Free Knight means the vessel named free knight, registered under the flag of the Common wealth of the Bahamas with official number 9300831, call letters VRCC3;

Free Maverick means the vessel previously named “Voge Katja” and currently named free maverick registered under the flag of Liberia with IMO number 9157416;

Opt Out Event means the occurrence of one or more of the following events:

(i)	a daily closing price of the Common Stock below USD0.10 for two consecutive Trading Days;

(ii)	DTC placing a “chill” on or suspending the delivery of shares electronically via book-entry clearing and settlement services with respect to the Common Stock in any other way, which has not been lifted within 30 Trading Days of imposition;

(iii)	the Parent gets delisted from the Principal Market and is not listed on an Eligible Market;

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(iv)	a failure by the Parent to report any annual reports[1] as required by the Securities Exchange Commission, subject to any exemption, waiver or release of reporting requirements the Parent may have the benefit of, and such failure to report has not been cured within 10 Trading Days after the filing date, or if later, any extension with respect thereto as permitted under any rules promulgated by the Securities Exchange Commission; or

(v)	or the unexcused and unremedied failure of the Parent to deliver shares of Common Stock within three Trading Days after receipt of delivery notice from the Investor;

Principal Market means the NASDAQ Capital Market;

Purchase Price means an amount of USD 10,500,000;

Security Documents means (i) the first Preferred Liberian mortgage of USD66,725,000 on Free Maverick, dated 1 September 2008, (ii) the third amended and restated first preferred mortgage recorded against the Free Maverick, which further amends and restates that certain first preferred mortgage dated 1 September 2008, as amended and restated by that certain amended and restated first preferred mortgage dated 7 September 2012, (iii) the first ranking preferred Bahamian governed deed of mortgage of USD 38,500,000 on Free Knight, dated 19 March 2008, (iv) the second ranking preferred Bahamian governed deed of mortgage on Free Knight dated 19 March 2008, (v) the deed of assignment entered into by Adventure Eleven S.A. in order to secure the rights and earnings of Adventure Eleven S.A, arising out of the Free Maverick and any associated charterparties, together with any insurances and requisition compensation in relation to the Free Maverick, (vi) the deed of assignment entered into by Adventure Seven S.A. in order to secure the rights and earnings of Adventure Seven S.A, arising out of the Free Knight and any associated charterparties, together with any insurances and requisition compensation in relation to the Free Knight and (vii) the Deed of covenants entered into by Adventure Seven S.A and any other security documents which have been executed in relation to the Facility Agreement; and

Trading Day means a day (other than a Saturday or a Sunday) on which banks are open for business in Amsterdam and New York and which is a trading day on NASDAQ other than a day on which trading on NASDAQ is scheduled to close prior to its regular weekday closing time.

1.2	Construction

(a)	In this Agreement, unless the contrary intention appears, a reference to:

(i)	this Agreement or any other agreement or document is a reference to such agreement or document as the same may have been, or may from time to time be, amended, varied, novated or supplemented;

(ii)	a Clause, a Subclause or a Schedule is a reference to a clause or subclause of, or a schedule to, this Agreement;

(iii)	a currency is a reference to the lawful currency for the time being of the relevant country;

1 Drafting note: We understand that the Parent does not report on a quarterly basis.

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(iv)	a law includes any law (including common or customary law), statute, constitution, decree, judgment, treaty, regulation, directive, by-law, order or any other legislative measure of any government, supranational, local government, statutory or regulatory body or court;

(v)	a Party or any other person includes its successors in title, permitted assigns and permitted transferees;

(vi)	a person includes any individual, company, corporation, partnership, limited liability company, unincorporated association or body (including a trust, fund, joint venture or consortium), government, state, agency, organisation or other entity whether or not having separate legal personality;

(vii)	a provision of law is a reference to that provision as extended, applied, amended or re-enacted and includes any subordinate legislation or rule making;

(viii)	a time of day is a reference to Amsterdam time; and

(ix)	a Default being outstanding means that it has not been remedied or waived and any applicable cure period has lapsed.

(b)	Unless the contrary intention appears:

(i)	a reference to a Party will not include that Party if it has ceased to be a Party under this Agreement; and

(ii)	any obligation of an Obligor under the Facility Agreement and the Security Documents which is not a payment obligation remains in force for so long as any payment obligation of an Obligor is, may be or is capable of becoming outstanding under the Finance Documents.

(c)	The headings in this Agreement do not affect its interpretation.

2.	SALE AND PURCHASE

2.1	This agreement becomes effective upon (i) the Lender receiving satisfactory evidence of receipt of USD2,5000,000 and an amount covering all reasonably incurred legal fees and other expenses in an escrow account and (ii) parties hereto entering into an escrow agreement (together, the Effective Date Conditions). This Agreement dissolves automatically if the Effective Date Conditions are not met within 20 Trading Days after execution of this Agreement. The amounts mentioned in this sub-clause will be transferred to Lender’s bank account with number NL84DEUT0576865443 once Court Approval has been granted, as part of the Purchase Price. If the Effective Date Conditions are not met, an amount equal to USD2,500,000 will be transferred to Investor’s bank account. The escrow agreement to be entered into shall include all relevant payment conditions.

2.2	Subject to the terms and conditions of this Agreement and the Effective Date Conditions being met, the Lender hereby sells and assigns (cedeert) legal title to the claim from the Lender vis-à-vis the Obligors for an amount equal to the Purchased Debt to the Investor and the Investor purchases and accepts the Purchased Debt pursuant to article 3:94, paragraph 1 of the Dutch Civil Code as from the date of this Agreement.

2.3	This Agreement, and therefore the title to the assignment, is entered into on the dissolving condition (ontbindende voorwaarde) of the earlier of the following events to occur either (i) Investor not obtaining Court Approval on or before 31 August 2013, or (ii) the Court rejecting the application from the Investor (the Dissolving Condition). Parties confirm that the consequence of the occurrence of the Dissolving Condition will be that legal title to the Purchased Debt will revert back to the Lender without any further action required. For the avoidance of doubt, the Lender can decide to extend this period in its absolute discretion.

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2.4	The assignment of the Purchased Debt shall be effected by notification to the Obligors. By signing this Agreement the Obligors confirm to have received notification of such assignment subject to and in accordance with this Agreement and each of the Lender, Investor and Obligors confirms that notification of assignment of the Purchase Debt has been made in accordance with article 3:94, paragraph 1 of the Dutch Civil Code.

2.5	The Purchased Debt will be sold and assigned to the Investor with all rights and claims relating thereto, including without limitation, all accessory rights (afhankelijke rechten), all ancillary rights (nevenrechten), connected rights (kwalitatieve rechten) and independently transferable rights (zelfstandig overdraagbare vorderingsrechten), other than any rights the Lender has pursuant to the Security Documents. The Investor undertakes explicitly that any and all rights provided to the Lender under the Security Documents remain with the Lender. For the avoidance of doubt and to the extent applicable, the Investor explicitly and irrevocably waives any rights is has or may receive in the future under the Security Documents. To the extent such waiver would not be valid, the Investor undertakes with the Lender not to make use of such security rights.

2.6	The Investor will be entitled to all proceeds (in respect of the Purchased Debt which become due and payable or are paid or recovered on or after the date of this Agreement to the extent that the Purchased Debt has not been transferred back to the Lender in accordance with Clause 3.2 (the Distributions).

2.7	The Purchase Price shall be paid by the Investor to the Lender in cash, by wire transfer of immediately available funds into the Lender’s bank account with number NL84DEUT0576865443 on or before the Effective Date. The Purchase Price includes any interest accrued under the Facility Agreement from the date of signing this Agreement up to the Effective Date. The Investor undertakes with the Lender to transfer at least 70% per cent of the proceeds of any sale of Common Stock that may be received in exchange for the Purchased Debt pursuant to the Court Approval into the Lender’s bank account with number NL84DEUT0576865443 within 10 Trading Days upon receipt of such proceeds until the full Purchase Price is discharged.

2.8	Any reasonable costs (including for the avoidance of doubt, any reasonable legal costs and costs associated with the release of the collateral under the Facility Agreement and any applicable value added taxes) incurred by the Lender in relation to the entering into, execution and enforcement of this Agreement and associated with the release of the collateral are specifically excluded from the Purchase Price. The Investor undertakes towards the Lender to pay not later than 30 business days after receipt of an invoice from the Lender all such costs properly incurred and documented by the Lender in connection therewith.

3.	Dissolving Condition

3.1	This Agreement is valid and legally binding upon the Parties subject to the Dissolving Condition.

3.2	If the Dissolving Condition is fulfilled then then except for this sub-clause, Clause 9 (Termination and Survival), Subclause 2.7, Clause 11 (Governing Law and Jurisdiction) and Clause 12 (Miscellaneous) all the other clauses of this agreement, (including for the avoidance of doubt the sale and assignment of the Purchased Debt) shall lapse and cease to have effect and the Parties shall do all things necessary to, inter alia, have (i), to the extent necessary, the Purchased Debt transferred back to the Lender, including all rights and claims that have been assigned pursuant to this Agreement and any and all Distributions that the Investor has received and (ii) the Purchase Price repaid to the Investor, both without any delay.

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4.	Subordination on Insolvency

4.1	If any of the Obligors would apply for suspension of payment (surséance van betaling) or file for bankruptcy or is declared bankrupt (failliet verklaard) then(any claims resulting from) the Purchased Debt and any other present or future claims of the Investor against any of the Obligors (the Subordinated Debt) shall be subordinated in right of payment to any obligations of any of the Obligors toward the Lender pursuant to the Facility Agreement or Security Documents are, or may become, outstanding (DB Obligations).

4.2	In any of the circumstances mentioned in Clause 4.1, the Investor expressly undertakes and agrees that it shall not demand or retain payment of any distributions in respect of or on account of any Subordinated Debt until the Lender shall have received payment in full of the DB Obligations and acknowledges that any payment and/or distribution in cash or in kind received by it before such time in respect of or on account of any Subordinated Debt shall constitute a breach of this undertaking and, in any such event, it shall forthwith pay and/or transfer the same to the Lender in accordance with its instructions.

5.	Release of collateral and discharge of Loan

5.1	Upon receipt of the full Purchase Price, the Lender shall unconditionally and irrevocably (i) release all collateral it has under the Facility Agreement and Security Documents and (ii) discharge any and all liabilities the Obligors have vis-à-vis the Lender pursuant to the terms of the Facility Agreement (which includes, for the avoidance of doubt, the Remaining Debt) by executing a release document substantively in the form of the Annex hereto.

6.	Undertakings

6.1	The Investor undertakes that:

(i)	it shall not engage in any short sales, or transactions with a similar economic or financial effect, with respect to the Common Stock during the term of this Agreement;

(ii)	it shall only use the Purchased Debt to obtain Court Approval and for no other purposes;

(iii)	it shall not sell or transfer the Purchased Debt, or participations in the Purchaser Debt, to third parties;

(iv)	any cash payment it receives from any of the Obligors during the terms of this Agreement will be directly transferred to the Lender until the Purchase Price has been paid in full, and it will have no recourse on such payments. For the avoidance of doubt the Investor waives any rights of recourse it may have against the Lender for such payments.

6.2	During the term of this Agreement and as long as there are no defaults in this Agreement, the Lender shall postpone the exercise of its rights under the Facility Agreement and Security Documents.

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7.	Representations and Warranties

7.1	Each of the Obligors, Investor and Lender represent and warrant to the other Parties, that:

(i)	it is a duly incorporated and validly existing company with regard to the laws and regulations applicable to it;

(ii)	it has the capacity to enter into this Agreement; and

(iii)	the entry into, and performance of its obligations under this Agreement have been duly authorised and all other authorisations or approvals of its duly authorised governing bodies or any other authorisations or approvals required under the laws and regulations applicable to it have been obtained with regard to its entering into and executing this Agreement.

7.2	The Parent represents and warrants to the Lender and the Investor that:

(i)	no Opt Out Event has taken place and covenants that it will use its best effort to prevent any Opt Out Event from taking place during the term of this Agreement; and

(ii)	the Purchased Debt is a bona fide outstanding receivable against the Parent, and is an enforceable obligation arising in the ordinary course of business, for money either (x) loaned to the Parent (and/or one or more of its subsidiaries) by the Lender or (y) due and payable to the Lender for services rendered pursuant to a written agreement, by and between the Lender and the Parent (and/or one or more of its subsidiaries), in each case, in good faith. The Purchased Debt is currently due and owing and is payable in full;

(iii)	the documents attached hereto are true, correct and complete copies of all documentation underlying the Purchased Debt. The Purchased Debt is not subject to dispute and the Parent is unconditionally obligated to pay the full Purchased Debt Amount without defense, counterclaim or offset. To the knowledge of the Lender, the Parent’s failure to pay is due solely and exclusively to financial inability;

(iv)	the Lender is not and within the past 90 days has not been (i) an employee, officer, director or direct or indirect beneficial owner of more than ten percent (10%) of any class of equity security of the Parent, (ii) directly or indirectly through one or more intermediaries in control, controlled by or under common control with the Parent, and (iii) is not otherwise an “affiliate” of the Parent (as defined in Rule 144 under the Securities Act of 1933, as amended). For purposes of this paragraph, the “Lender” includes any person that would be included with the Lender for purposes of Rule 144(a)(2); and

(v)	the Lender is not, directly or indirectly, receiving any consideration from or being compensated in any manner by, and will not at any time in the future accept any consideration or compensation from, the Parent, any affiliate of the Parent, or any other person (except the Investor pursuant to this Agreement) for or in connection with entering into this Agreement or selling the Purchased Debt.

7.3	The Lender represents and warrants that:

(i)	it is the sole legal owner of the Purchased Debt;

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(ii)	it has the power to dispose of the Purchased Debt; and

(iii)	the Purchased Debt is not subject to any security rights, attachments or other encumbrances.

7.4	The Lender confirms that to the best of its knowledge is not aware of any information that would impair the representations and warranties as given by the Parent in clause 7.2(ii) of this Agreement.

7.5	The representations and warranties set out in this Clause 7 (Representations and warranties) are made on the date of this Agreement.

8.	Termination and Survival

8.1	This Agreement terminates automatically upon the occurrence of an Opt Out Event or full Payment of the Purchase Price.

8.2	Any failure by the Investor to fully comply with its payment obligations as set out in Subclause 2.6 results in a right for the Lender to terminate this Agreement with immediate effect.

8.3	Notwithstanding the foregoing, this Clause 9 (Termination and Survival), Subclause 2.7, Clause 11 (Governing Law and Jurisdiction) and Clause 12 (Miscellaneous) shall survive termination of this Agreement.

8.4	Termination of this Agreement (other than as a consequence of full Payment of the Purchase Price) shall also be without prejudice to accrued rights and claims that exist prior to or at the time of termination under the Facility Agreement the Lender had against any Obligor and any assignment or obligation to re-assign pursuant to this Agreement. Parties agree that upon termination of this Agreement, the Lender can invoke all rights, powers and discretions available to it under the Facility Agreement and the Security Documents, unless this Agreement is terminated due to full Payment of the Purchase Price.

9.	Notices

9.1	Any notice or notification in any form to be given pursuant to this Agreement may be delivered in person or sent by fax or telephone addressed to (or to such other address, and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change):

(a)	if to the Lender:

Deutsche Bank Nederland N.V.

De Entree 99 - 197,

1101 HE Amsterdam,

Facsimile:	+31 20 5554926
E-mail address:	barry.pieters@db or sander.koopman@db.com
Attention of:	Credit Risk Management (Barry Pieters and Sander Koopman)

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(b)	if to the Investor:

Care of Magna Group

5 Hanover Square

New York, NY 10004

o. 347-491-4240

f. 646-737-9948

michael.goldberg@magnagroupllc.com and marc.manuel@magnagroupllc.com

In attention of Mr. Joshua Sason

(c)	if to the Parent/other Obligors:

FreeSeas Inc.

10, Eleftheriou Venizelou Street (Panepistimiou Ave.)

106 71, Athens, Greece

Facsimile:                 011-30 210 4291 010

E-mail address: am@freeseas.gr

Attention of:             Alexandros Mylonas

With a copy to (which shall not constitute notice):

Sichenzia Ross Friedman Ference LLP

61 Broadway, 32nd Floor

New York, New York 10006

Facsimile:                 (212) 930-9725

E-mail address: mross@srff.com

Attention of:             Marc J. Ross, Esq.

9.2	Any such notice or notification shall be in English and shall take effect, in the case of a letter, at the time of delivery, in the case of fax, at the time of dispatch, in the case of e-mail, when sent and, in the case of telephone, when made.

9.3	Any notice or notification made by telephone shall be confirmed by letter, e-mail or fax but failure to send or receive the confirmation shall not invalidate the original notice or notification.

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10.	Governing Law and Jurisdiction

10.1	This Agreement and any contractual or non-contractual obligations arising out of or in connection to it are governed by and shall be construed in accordance with the laws of the Netherlands.

10.2	The Parties irrevocably agree that the courts of Amsterdam, the Netherlands, are to have exclusive jurisdiction to settle any dispute which may arise out of or in connection with this Agreement, including any dispute as to its existence, validity, interpretation, performance, breach or termination or the consequences of its nullity and any dispute relating to any contractual or non-contractual obligations arising out of or in connection with this Agreement (a Dispute) and that accordingly, any proceedings arising out of or on connection with this Agreement shall be brought in such courts, except that all Parties agree that the Investor may file an Action in any State or U.S. federal court in the State of New York for payment of the Purchased Debt.

10.3	This Subclause is for the benefit of the Lender only. To the extent allowed by law, the Lender may, in respect of any Dispute or Disputes, take (i) proceedings in any other court with jurisdiction; and (ii) concurrent proceedings in any number of jurisdictions.

11.	Miscellaneous

11.1	Each of the Parties hereby waives any right which it may have to claim or recover any incidental, special, exemplary, punitive or consequential damages or any damages other than, or in addition to, actual damages.

11.2	This Agreement contains the entire agreement between the Parties relating to the subject matter hereof and supersedes all oral statements and prior writings with respect thereto.

11.3	This Agreement may not be amended or modified except in writing executed by each of the Parties hereto.

11.4	This Agreement may not be assigned by any Party hereto without the prior written consent of the other Parties hereto provided that (i) the Lender may assign its rights under this Agreement to any affiliate without the consent of the Obligors and Investor and (ii) the Investor may assign some or all of its rights under this Agreement to an affiliate without the consent of the Lender and the Obligor.

11.5	As used in Subclause 12.4, the term "affiliate" means, with respect to a specified person or entity, any other person or entity that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the specified person or entity, and the term "control" (including the terms controlling, controlled by and under common control with) means the possession, direct or indirect, of (i) the power to direct or cause the direction of the management and policies of an entity, whether through the ownership of voting securities, by contract or otherwise or (ii) 50% or more of the issued capital of an entity.

11.6	This Agreement may be executed in any number of counterparts. This has the same effect as if the signatures on the counterparts were on a single copy of the Agreement.

11.7	Each of the parties hereby agrees, without the prior written consent of the other, to not disclose, and to otherwise keep confidential, the sale of the Purchased Debt contemplated hereby, except to the extent that disclosure thereof is required by law, rule or regulation or requested by regulator; provided, however, that each of the parties may disclose information regarding such sale to their respective accountants, attorneys, limited partners, shareholders and other interest holders. Notwithstanding the foregoing, it is agreed and understood that Parent will be obligated to file this agreement with the US Securities and Exchange Commission and certain other governmental authorities. Each of the parties also agree that an appropriate press release may be issued by the Parent on or after execution of this Agreement, subject to prior review and consent by the Lender, which consent shall not be unreasonably withheld.

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Schedule 1

Form of Release Document

THIS DEED OF RELEASE is dated [DATE] and is made BETWEEN:

(1)	DEUTSCHE BANK NEDERLAND N.V., a public company with limited liability (naamloze vennootschap), incorporated under the laws of the Netherlands, having its corporate seat (statutaire zetel) in Amsterdam, the Netherlands (the Lender);

(2)	ADVENTURE TWO S.A., a company incorporated under the laws of the Marshall Islands;

(3)	ADVENTURE THREE S.A., a company incorporated under the laws of the Marshall Islands;

(4)	ADVENTURE SEVEN S.A., a company incorporated under the laws of the Marshall Islands;

(5)	ADVENTURE ELEVEN S.A., a company incorporated under the laws of Liberia; and

(6)	FREESEAS INC., a company incorporated under the laws of the Marshall Islands (the Parent and the Guarantor);

Parties (2) – (6) are each an Obligor and together the Obligors.

BACKGROUND

(A)	The Obligors and the Lender enter into this Deed in connection with the Security Agreements (as defined below), the Facility Agreement (as defined below) and the Debt Purchase and Settlement Agreement (as defined below).

(A)	Hanover Holdings I, LLC has fulfilled all its payment obligations towards the Lender under the Debt Purchase and Settlement Agreement.

IT IS AGREED as follows:

1.	Interpretation

1.1	Definitions

In this Deed:

Debt Purchase and Settlement Agreement means the agreement entered into by the Lender, the Obligors and Hanover Holdings I on 5 July 2013;

Facility Agreement means the USD 27,000,000 rollover loan agreement dated 9 April 2008, as supplemented and/or amended by a USD 66,725,000 credit agreement dated 12 Augusts 2008, as amended and restated by way of an amendment and restatement agreement dated 1 September 2009, as amended and restated by way of an amendment and restatement agreement dated 1 December 2009 and as further amended and restated by way of an amendment and restatement agreement dated 7 September 2012;

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Purchase Price means an amount of USD 10,500,000; and

Security Documents means (i) the first Preferred Liberian mortgage of USD66,725,000 on Free Maverick, dated 1 September 2008, (ii) the third amended and restated first preferred mortgage recorded against the Free Maverick, which further amends and restates that certain first preferred mortgage dated 1 September 2008, as amended and restated by that certain amended and restated first preferred mortgage dated 7 September 2012, (iii) the first ranking preferred Bahamian governed deed of mortgage of USD 38,500,000 on Free Knight, dated 19 March 2008, (iv) the second ranking preferred Bahamian governed deed of mortgage on Free Knight dated 19 March 2008, (v) the deed of assignment entered into by Adventure Eleven S.A. in order to secure the rights and earnings of Adventure Eleven S.A, arising out of the Free Maverick and any associated charterparties, together with any insurances and requisition compensation in relation to the Free Maverick, (vi) the deed of assignment entered into by Adventure Seven S.A. in order to secure the rights and earnings of Adventure Eleven S.A, arising out of the Free Knight and any associated charterparties, together with any insurances and requisition compensation in relation to the Free Knight and (vii) the Deed of covenants entered into by Adventure Seven S.A. and any other security documents which have been executed in relation to the Facility Agreement.

2.	Confirmation, waiver, release

With effect from the date of this Deed and in accordance with Clause 5 of the Debt Purchase and Settlement Agreement, the Lender:

(a)	confirms receipt of the Purchase Price in full;

(b)	waives (kwijtschelden) any and all payment obligations of the Obligors towards it under the Facility Agreement and for the avoidance of doubt under the Debt Purchase and Settlement Agreement in respect of principal, interests, costs or otherwise;

(c)	releases all collateral as vested under the Security Documents and undertakes to perform all acts necessary to release the collateral including but not limited to granting any power of attorney or cooperation towards the cancellation of any mortgages on the collateral.

3.	TERMINATION Facility Agreement

By entering into this Deed the Facility Agreement shall be terminated as of the date hereof with full discharge of the Parties' respective obligations thereunder.

4.	Expenses

The Parent must immediately on demand pay all costs and expenses incurred by the Lender in connection with the negotiation, preparation and execution of this Deed (including the fees and expenses of legal advisors, the costs relating to the release of the collateral rights created under the Security Documents and any applicable value added taxes).

5.	NOTICES

5.1	Any notice or notification in any form to be given pursuant to this Agreement may be delivered in person or sent by fax or telephone addressed to (or to such other address, and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change):

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(a)	if to the Lender:

Deutsche Bank Nederland N.V.

De Entree 99 - 197,

1101 HE Amsterdam,

Facsimile:	+31 20 5554926
E-mail address:	barry.pieters@db or sander.koopman@db.com
Attention of:	Credit Risk Management (Barry Pieters and Sander Koopman)

(b)	if to the Parent/other Obligors:

FreeSeas Inc.

10, Eleftheriou Venizelou Street (Panepistimiou Ave.)

106 71, Athens, Greece

Facsimile:                 011-30 210 4291 010

E-mail address: am@freeseas.gr

Attention of:             Alexandros Mylonas

With a copy to (which shall not constitute notice):

Sichenzia Ross Friedman Ference LLP

61 Broadway, 32nd Floor

New York, New York 10006

Facsimile:                 (212) 930-9725

E-mail address: mross@srff.com

Attention of:             Marc J. Ross, Esq.

5.2	Any such notice or notification shall be in English and shall take effect, in the case of a letter, at the time of delivery, in the case of fax, at the time of dispatch, in the case of e-mail, when sent and, in the case of telephone, when made.

5.3	Any notice or notification made by telephone shall be confirmed by letter, e-mail or fax but failure to send or receive the confirmation shall not invalidate the original notice or notification.

6.	GOVERNING LAW AND JURISDICTION

6.1	This Deed and any contractual or non-contractual obligations arising out of or in connection to it are governed by and shall be construed in accordance with the laws of the Netherlands.

6.2	The Parties irrevocably agree that the courts of Amsterdam, the Netherlands, are to have exclusive jurisdiction to settle any dispute which may arise out of or in connection with this Deed, including any dispute as to its existence, validity, interpretation, performance, breach or termination or the consequences of its nullity and any dispute relating to any contractual or non-contractual obligations arising out of or in connection with this Agreement (a Dispute) and that accordingly, any proceedings arising out of or on connection with this Agreement shall be brought in such courts.

6.3	This Subclause is for the benefit of the Lender only. To the extent allowed by law, the Lender may, in respect of any Dispute or Disputes, take (i) proceedings in any other court with jurisdiction; and (ii) concurrent proceedings in any number of jurisdictions.

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7.	MISCELLANEOUS

7.1	This Agreement contains the entire agreement between the Parties relating to the subject matter hereof and supersedes all oral statements and prior writings with respect thereto.

7.2	This Agreement may not be amended or modified except in writing executed by each of the Parties hereto.

7.3	This Agreement may be executed in any number of counterparts. This has the same effect as if the signatures on the counterparts were on a single copy of the Agreement.

Parent/Guarantor

FREESEAS INC

By:

Obligors

ADVENTURE TWO S.A.

By:

ADVENTURE THREE S.A.

By:

ADVENTURE SEVEN S.A.

By:

ADVENTURE ELEVEN S.A.

By:

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Lender

DEUTSCHE BANK NEDERLAND B.V.

By:

17

Signatories

Parent/Guarantor

FREESEAS INC

By:

Borrowers

ADVENTURE TWO S.A.

By:

ADVENTURE THREE S.A.

By:

ADVENTURE SEVEN S.A.

By:

ADVENTURE ELEVEN S.A.

By:

Investor

HANOVER HOLDINGS I, LLC

By:

Lender

DEUTSCHE BANK NEDERLAND B.V.

By:

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